[LETTERHEAD OF SIDLEY AUSTIN LLP]

August 11, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina Chalk

Re:	West Corporation
Preliminary Proxy Statement Filed on July 13, 2006
File No. 0-21771

Schedule 13E-3 Filed on July 13, 2006
File No. 5-49657

Ladies and Gentlemen:

On behalf of West Corporation (“West” or the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated July 31, 2006 (the “Comment Letter”) with respect to West’s Rule 13e-3 Transaction Statement on Schedule 13E-3, as filed with the SEC on July 13, 2006 (the “Schedule 13E-3”), and West’s preliminary proxy statement on Schedule 14A, as filed with the SEC on July 13, 2006 (the “Proxy Statement”). Concurrently with the filing of this letter, West is filing a revised preliminary proxy statement (the “Revised Proxy Statement”). Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) is also being filed concurrently.

For the convenience of the Staff, we have set forth the text of the comments contained in the Comment Letter followed in each case by the responses of West, Thomas H. Lee Partners, L.P. (“THL”), Quadrangle Group LLC (“Quadrangle Group”), Omaha Acquisition Corp. (“Newco”), Mr. Gary L. West and Mrs. Mary E. West (“Gary and Mary West”) and Mr. Thomas B. Barker (“Mr. Barker”), as the case may be. All responses in this letter are provided on a supplemental basis.

Schedule 13E-3

1.	We believe additional filing persons should be added as filers on the Schedule 13E-3. The entities we believe should be added include: (i) Newco; (ii) Thomas H. Lee Partners,

Securities and Exchange Commission

August 11, 2006

L.P.; and (iii) Quadrangle Group LLC. Affiliates of Thomas H. Lee Partners and Quadrangle Group forming the investor group (as defined on page 15 of the proxy statement) may also need to be added, depending on their relationship to this transaction. The basis for our belief that such entities must be included on the Schedule 13E-3 is set forth in the Division of Corporation Finance’s “Current Issues and Rulemaking Projects” outline, available on the Commission’s Web site at www.sec.gov. In Part II.D.3 of that outline, we state that where insiders of the company are engaged in taking it private, and are therefore on both sides of the transaction, a purchaser participating in the transaction may also be deemed to be an affiliate of the issuer. See also Exchange Act Release No. 16075 (August 2, 1979) (“[A]ffiliates of the seller often become affiliates of the purchaser through means other than equity ownership as part of the overall sales transaction….”). Please amend the Schedule 13E-3 to include the identified additional filing persons and their engaged affiliates. If you do not agree that such persons need to be included as filers on the Schedule 13E-3, tell us why in your response letter. Note that if you add additional filing persons on the Schedule 13E-3, the proxy statement must be amended to include all of the required disclosure for each such additional filer.

RESPONSE: The following response is submitted by Ropes & Gray LLP, counsel to Newco, THL and Quadrangle Group, on behalf of their clients:

We respectfully advise the Staff that we do not believe that Newco is an affiliate of West. Accordingly, we do not believe that Newco should be added as a filer on the Schedule 13E-3.

We note that the element of “control” that is fundamental to the concept of an “affiliate” under Rule 13e-3 is defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of West. Rather than a bright line test, the Commission has noted that “affiliate” status depends upon all relevant facts and circumstances of the particular transaction.

Newco is not in a control relationship with West, through share ownership or otherwise. The only basis on which Newco could be deemed to be an affiliate of West is through the relationship of Gary and Mary West or Tom Barker to West and to the surviving corporation in the merger (see the response to comment no. 2 below for a discussion of other members of management). According to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects” outline, when determining whether a member of senior management of an issuer is an affiliate engaged in a going-private transaction, an important aspect of the analysis is the ability of management to “control” the surviving company in the transaction, through board seats, senior management positions, and ownership of a material amount of the surviving company’s outstanding equity securities.

Securities and Exchange Commission

August 11, 2006

While it is expected that Mr. Barker will become the Chief Executive Officer of the surviving corporation and that he will be appointed as one of the six members of the board of directors of the surviving corporation, he is expected to beneficially own at closing less than 2% of the outstanding equity securities of the surviving corporation based on his conversion of existing options, notional deferred compensation plan units, and shares of common stock (neither Mr. Barker nor any member of management is expected to make a cash investment in the surviving corporation). Even factoring in restricted stock awards that may be granted to Mr. Barker after closing (which would be subject to vesting based on time and performance and which would be part of a restricted stock plan expected to represent in total not more than approximately 8% of the fully diluted shares of the surviving corporation), Mr. Barker will hold an immaterial percentage of the total equity interest of the surviving corporation. The Staff has noted in the past that it would not view a person as an affiliate of a purchaser based solely on executive officer or director positions. (See Note 6, Exchange Act Release No. 16075). Mr. Barker’s expected officer and board positions alone, without a material equity interest, should not constitute a “control” relationship with the surviving corporation so as to require Newco to be a filing person.

Furthermore, neither Gary nor Mary West will have board seats or senior management positions in the surviving corporation. At closing, Gary and Mary West are expected to beneficially own approximately 22% of the fully diluted equity securities of the surviving corporation. Because Gary and Mary West will have significantly less than a majority ownership in the surviving corporation and no management or board positions, their equity interest should not constitute a “control” relationship with the surviving corporation so as to require Newco to be a filing person.

Based on our position that Newco is not an affiliate of West, we do not believe it is necessary to further address whether THL, Quadrangle Group, or entities sponsored by THL and Quadrangle Group forming the investor group are “affiliates” of West under Rule 13e-3. We therefore respectfully submit that Rule 13e-3 does not require any of the entities listed in the Staff’s comment no. 1 to be treated as filers on the Schedule 13E-3.

2.

We note the disclosure in the proxy statement to the effect that certain executive officers of West may have the opportunity to own equity in the surviving company after the merger. Please identify these individuals by name and current position with West. Indicate how much (as a percentage) equity of the surviving company they may own. This includes any equity they may earn as equity compensation going forward (see Exhibit C to the merger agreement). Will any members of current management serve on

Securities and Exchange Commission

August 11, 2006

the board of West after the merger? Explain why you have not included these insiders as filing persons on the Schedule 13E-3. See comment 1 above.

RESPONSE: The disclosure in the Proxy Statement notes that the management holders were given the opportunity to elect on or prior to June 21, 2006 (which date was subsequently extended to July 28, 2006) to convert certain West options held by such management holders into shares of the surviving corporation and some or all of their common stock units under West’s deferred compensation plan into units representing shares of the surviving corporation. Subsequent to the filing of the Proxy Statement, this opportunity was extended to September 15, 2006 by the parties. At this time, the exact amount of equity of the surviving corporation that the management holders will own is unknown because the management holders have yet to determine whether and to what extent they will convert their West options into shares of the surviving corporation or their common stock units into units representing shares of the surviving corporation. The parties contemplate that all conversions of West equity into equity of the surviving corporation will not exceed 4% of the ownership of the surviving corporation. We anticipate that the management holders will finalize their elections in the next several weeks and, prior to circulating a definitive proxy statement to stockholders, the Company will identify the executive officers participating in the ownership of the surviving corporation by name, their current position with the Company and the ownership percentages of each executive officer, as well as the management holders as a group.

The disclosure in the Proxy Statement also notes that the management holders are permitted to convert shares of West common stock which they own into shares of the surviving corporation following the effectiveness of the merger. At this time, the exact amount of equity of the surviving corporation that the management holders will own based on the conversion of their West common stock is unknown because the management holders have yet to determine whether and to what extent they will convert their West common stock into shares of the surviving corporation. As noted above, the parties contemplate that all conversions of West equity into equity of the surviving corporation will not exceed 4% of the ownership of the surviving corporation. We anticipate that the management holders will finalize their elections in the next couple of weeks and, prior to circulating a definitive proxy statement to stockholders, the Company will identify the executive officers participating in the ownership of the surviving corporation by name, their current positions with the company and the ownership percentages of each executive officer, as well as the management holders as a group.

As described in “Special Factors—Interests of Officers and Directors in the Merger—Retention of Management Shares” and disclosed in Exhibit C to Schedule 2 to the merger agreement, Newco contemplates the adoption of restricted stock and stock option programs for certain of West’s executive officers and key employees. It is contemplated that these awards will be made on a discretionary basis in the ordinary course of business.

Securities and Exchange Commission

August 11, 2006

While the maximum number of shares allocated to the restricted stock and option awards will represent approximately 11% of the surviving corporation’s Class A Common Stock outstanding at closing, it is not known at this time how many shares will be awarded to West’s executive officers since such awards will be granted on a discretionary basis.

As noted on page 73 of the Revised Proxy Statement, it is contemplated that following the merger, Mr. Barker will serve as a director of the surviving corporation. Other than Mr. Barker, the Company is not aware of any plans to have any other members of the Company’s current management serve on the board of the surviving corporation.

With respect to the Staff’s comment regarding the 13E-3 filing status of the executive officers, the following response is submitted by Winston & Strawn LLP, counsel to the management team:

For purposes of this transaction, the members of the management team other than Mr. Barker are not included as filing persons. Except for Mr. Barker, none of the members of management is on the board or is otherwise in a control relationship with the Company. Except for Mr. Barker, no such member of management is expected to serve on the board of the surviving corporation or be in a control relationship with the surviving corporation. Furthermore, the management team, other than Mr. Barker, collectively holds less than 2.5% of the outstanding shares of the Company and therefore does not have a controlling stake in the Company. As noted above, the parties contemplate that all conversions of West equity into equity of the surviving corporation will not exceed 4% of the ownership of the surviving corporation. Thus, for purposes of this transaction, we do not believe that the members of the management team need be included as filing persons.

3.	To the extent that you include additional filing persons on the Schedule 13E-3 in response to comments 1 and 2 above, please address each of the following comments as to such additional filers, to the extent applicable.

RESPONSE: Please see the responses to comments no. 1 and 2 above.

Preliminary Proxy Statement

General

4.	Please fill in the blanks throughout the proxy statement.

RESPONSE: Blanks for page numbers and cross-references have been filled in throughout the Revised Proxy Statement. All other blanks will be filled in prior to circulating a definitive proxy statement.

Securities and Exchange Commission

August 11, 2006

5.	Generally update the proxy statement to discuss contacts with shareholder Polygon Global Opportunities Master Fund.

RESPONSE: The Company has made the requested change. Please see pages 77 and 78 of the Revised Proxy Statement.

Summary Term Sheet – Parties Involved in the Proposed Transaction, page 1

6.	The affiliates who will own equity in the company after the merger, including Gary and Mary West and Thomas Barker, would appear to be parties involved in the proposed transaction and should be identified here.

RESPONSE: The disclosure on pages 1 and 15 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

Our Directors and Executive Officers Have Interests in the Transaction that May be Different From, or in Addition to, Interests of West Stockholders Generally, page 5

7.	This section should be revised to emphasize and quantify, where possible, the benefits to be received by certain insiders of the Company and not shared by unaffiliated West shareholders stemming from the proposed merger. For example, please quantify or more fully describe the following:

•	what percentage of the surviving company will be owned by Gary and Mary West? Thomas Barker? Other members of management who may own equity going forward?

•	what sums will be or could be owed to certain insiders of the company as a result of severance agreements, transaction incentive and retention bonuses, accelerated vesting of options and deferred compensation, etc.?

•	what (if any) amounts may be payable regardless of whether this transaction is ultimately consummated?

RESPONSE: The disclosure on page 5 of the Revised Proxy Statement has been revised in response to the Staff’s comment. No amounts will be payable pursuant to the various incentive, retention and severance plans if the transaction is not ultimately consummated.

Adjournment, page 19

8.	You state here that if the special meeting is adjourned and the new date, time and place of the adjourned meeting is announced at the original special meeting, you will have no

Securities and Exchange Commission

August 11, 2006

obligation to otherwise provide shareholders with notice of the date, time and place of the adjourned meeting. In your response letter, tell us your authority for this method of notification, which disadvantages those who do not physically attend the meeting. In addition, tell us why you believe it comports with your obligations under Rule 14a-6(h) of Regulation 14A. We may have further comments.

RESPONSE: The disclosure on page 19 of the Revised Proxy Statement has been revised to indicate that the Company will provide notice of the date, time and place of any adjourned meeting.

Background of the Merger, page 20

9.	In this section, you describe numerous “briefings” related to this transaction by both Morgan Stanley and Goldman Sachs. We note that subsequent disclosure in the proxy statement describes the final work product prepared by these fairness advisors with respect to the fairness of the final consideration provided in the merger agreement. However, Item 1015 of Regulation M-A encompasses all reports, both oral and written, that are prepared by fairness advisors and that are materially related to this going private transaction. This includes preliminary reports or “status reviews,” and reports prepared at early stages of the “auction” process before this transaction had been finalized. In the case of preliminary reports, you may summarizer the material differences between such preliminary reports and the final reports already summarized in the document. Please expand to provide the requested disclosure in an appropriate section of the proxy statement.

RESPONSE: The disclosure on page 47 and 58 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

10.	On page 23, the disclosure indicates that members of West’s management team engaged their own attorneys to represent them “in connection with a potential transaction and any proposed modifications to their employment agreements.” See our comments above regarding the possible need to add additional filing persons on the Schedule 13E-3 and to enumerate in greater detail the benefits to be received by corporate insiders in this transaction. Provide additional details about the role of the management representatives in the structuring and negotiating of this transaction. We may have additional comments.

RESPONSE: The Company revised this section to clarify that the role of the management team’s separate legal counsel, Winston & Strawn LLP, in connection with the transaction was limited to assisting management in the negotiation of the terms of the changes to the Company’s employee benefit arrangements (the Change in Control Severance Agreements, Senior Management Transaction Bonus Plan and Senior Management Retention Plan described in the Revised Proxy Statement), the terms of the

Securities and Exchange Commission

August 11, 2006

retention of management shares and the general terms of anticipated post-closing equity compensation described in response to comment no. 2 above. Except with respect to those particular aspects, management’s legal counsel was not involved in the structuring and negotiating of this transaction. The structuring and negotiations of the transaction were led by the special committee of the Board. Please see pages 23 and 30-32 of the Revised Proxy Statement.

Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors…- The West Board of Directors, page 38

11.	All of the factors considered by the board, and how it analyzed those factors, should be set out where the recommendation of the board is disclosed. If the board relied in part on the analyses or conclusions of other parties, such as fairness advisors or the special committee, it must expressly adopt those analyses and conclusions. Please revise this section accordingly.

RESPONSE: The disclosure on page 39 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

12.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant to the fairness of the consideration to be offered to unaffiliated security holders in a going private transaction. To the extent that one or more of such factors were not considered by filing persons or were considered but granted little weight, this in itself may be an important part of the filer’s fairness analysis that should be described for shareholders. Please revise to include for each filing person how such filer considered each of the factors listed in Instruction 2 in assessing the fairness of this proposed merger.

RESPONSE: The Company refers the Staff to the disclosure on pages 34 and 35 of the Revised Proxy Statement for a discussion of the special committee’s consideration of current market prices, historical market prices, the opinion of Morgan Stanley and offers with respect to West during the past two years. The special committee also reviewed the going concern value of the Company through the cash flow analysis conducted by Morgan Stanley. No weight was given to either the net book value or liquidation value of the Company by the special committee.

As noted on page 59 of the Revised Proxy Statement, Gary and Mary West did not undertake a formal evaluation of the proposed merger nor did they engage a financial advisor to perform any valuation analysis for the purposes of assessing the fairness of the merger. Gary and Mary West did consider the current and historical market prices of

Securities and Exchange Commission

August 11, 2006

West common stock, the 2005 competitive bid process, the financial analysis of Goldman Sachs and the fact that the special committee received an opinion from Morgan Stanley; however, Gary and Mary West did not give any weight to the other factors discussed in Instruction 2 to Item 1014.

As noted on page 61 of the Revised Proxy Statement, similar to Gary and Mary West, Mr. Barker did not undertake a formal evaluation of the proposed merger nor did he engage a financial advisor to perform any valuation analysis for the purpose of assessing the fairness of the merger. Mr. Barker did consider the factors considered by the Company’s board of directors, including the financial analysis of Goldman Sachs and the fact that the special committee received an opinion from Morgan Stanley; however, Mr. Barker did not give any weight to the other factors discussed in Instruction 2 to Item 1014.

13.	We note the references to the board’s consideration of the Goldman Sachs fairness opinion in recommending this transaction. However, that opinion does not appear to address fairness to unaffiliated West shareholders as a separate group. For example, the letter from Goldman Sachs attached as Annex C to the proxy statement refers to shareholders of West as a whole. Please advise or revise.

RESPONSE: In response to the Staff’s comment, we respectfully submit that the Goldman Sachs fairness opinion does address fairness to unaffiliated West shareholders as a separate group. The Company refers the Staff to the last paragraph of the Goldman Sachs opinion, on page C-2 of the Proxy Statement, which reads as follows: “Based upon and subject to the foregoing, it is our opinion, that as of the date hereof, the Public Merger Consideration to be received by the holders of Shares (other than holders of Rollover Shares and Founders Shares) pursuant to the Agreement is fair from a financial point of view to such holders.” Terms not otherwise defined in the Goldman Sachs opinion have the meanings given to them in the merger agreement. The merger agreement defines Founder Shares as the shares held by either Gary or Mary West or any entity that holds shares for Gary and Mary West’s benefit, other than shares designated as Rollover Shares. See Section 1.1 of the merger agreement, which was filed as Annex A to the Proxy Statement. The merger agreement also defines Rollover Shares as 5,837,500 shares owned by Gary and Mary West and any shares that the management holders have elected to convert into shares of the surviving corporation. See Section 1.1 and Schedule 1 of the merger agreement. Because the Goldman Sachs opinion specifically excludes the holders of Rollover Shares and Founder Shares from its opinion, we respectfully submit that it does address fairness to the unaffiliated West shareholders as a separate group.

Opinion of Goldman Sachs, page 39

Securities and Exchange Commission

August 11, 2006

14.	For the Goldman Sachs and Morgan Stanley reports, please provide the statements required by Item 1015(c) of Regulation M-A.

RESPONSE: The disclosure on page 110 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

15.	Refer to Item 1015(b)(4) of Regulation M-A. Confirm that you have provided all required disclosure, including disclosure about contacts between the fairness advisors and the filing persons you may add in response to comments above.

RESPONSE: Goldman Sachs has confirmed to the Company that the disclosure in the Revised Proxy Statement describes the material relationships during the past two years between Goldman Sachs and the Filing Persons. Morgan Stanley has confirmed to the Company that the disclosure in the Revised Proxy Statement describes the material relationships during the past two years between Morgan Stanley and the Filing Persons.

16.	Describe the communications from West to its stockholders referenced on page 40.

RESPONSE: The disclosure on page 40 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

17.	Refer to the second sentence in the last paragraph on page 40. Remove the statement that the disclosure that follows “does not purport to be a complete description of the financial analyses performed by Goldman Sachs.” Revise the disclosure as necessary to ensure that it is complete.

RESPONSE: The disclosure on page 40 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

18.	In this section and in the subsequent section discussing the financial analysis and opinion of Morgan Stanley, projections provided by West are referenced numerous times. Please confirm in your response letter that all of these projections are set forth in the proxy statement. If they are not, please revise to include them.

RESPONSE: Goldman Sachs has confirmed to the Company that the projections provided to Goldman Sachs that were utilized in connection with Goldman Sachs’ opinion are substantively those that are set forth in the Proxy Statement. Morgan Stanley has confirmed to the Company that the projections provided to Morgan Stanley that were utilized in connection with Morgan Stanley’s opinion are substantively those that are set forth in the Proxy Statement. Morgan Stanley further notes that the “sensitivity” case included in “Special Factors—Opinion of Morgan Stanley & Co. Incorporated” consists

Securities and Exchange Commission

August 11, 2006

of earlier projections that were superseded by the projections reflected in the “base” case also included in Morgan Stanley’s analysis.

Position of Gary and Mary West as to the Fairness of the Merger, page 56

19.	The disclosure here states that Mary and Gary West did not engage a fairness advisor to perform any valuation analysis “for the purpose of assessing the fairness of the proposed merger.” However, Item 1015 of Regulation M-A encompasses any “report, opinion or appraisal” from any outside party that is materially related to the going private transaction. Therefore, Item 1015 is not limited to reports that assess the fairness of the consideration offered. If Gary and Mary West or any other filing person on the Schedule 13E-3 hired an advisor to consider any aspect of this going private transaction, including their own participation in it, this may be encompassed within Item 1015. Please confirm that no such report, opinion or appraisal, either oral or written, was received by any filing person including Gary and Mary West and Thomas Barker. If a report was received, please provide all of the disclosure required by Item 1015.

RESPONSE: Gary and Mary West have confirmed to the Company that no such report, opinion or appraisal, either oral or written, that is encompassed by Item 1015 of Regulation M-A was received by them in connection with the contemplated transaction (except for the opinion of Goldman Sachs delivered to Gary and Mary West in their capacity as directors). Mr. Barker has confirmed to the Company that no such report, opinion or appraisal, either oral or written, that is encompassed by Item 1015 of Regulation M-A was received by him in connection with the contemplated transaction (except for the opinion of Goldman Sachs delivered to Mr. Barker in his capacity as a director).

Position of Thomas B. Barker as to the Fairness of the Merger, page 58

20.	See our comments above. If Mr. Barker did not independently analyze the fairness of this proposed merger, he may rely on the analyses and conclusions of other filing persons. In order to do so, he must expressly adopt those analyses and conclusions. Please revise.

RESPONSE: The disclosure on page 61 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

Purposes, Reasons and Plans for West after the Mergers, page 59

21.

Describe the reasons for the structure of the transaction, from the perspective of each filing person. See Item 1013(c) of Regulation M-A. For example, why did Thomas H. Lee Partners and the Quadrangle Group insist that Mary and Gary West hold equity in the company after the merger? Why will they hold different classes of equity securities?

Securities and Exchange Commission

August 11, 2006

Is there a potential impact on the entities that control Newco going forward if this transaction qualifies as a recapitalization?

RESPONSE: The following response is submitted by Ropes & Gray LLP, counsel to Newco, THL and Quadrangle Group:

The disclosures on page 3 of Amendment No. 1 and page 62 of the Revised Proxy Statement have been revised in response to the Staff’s comment.

We respectfully advise the Staff that Gary and Mary West will not hold different classes of equity securities. Gary and Mary West will hold “strips” of securities of the same classes that the investors will receive at closing. Please see Schedule 2 to the merger agreement, which was filed as Annex A to the Proxy Statement. Additionally, we respectfully advise the Staff that a recapitalization would have no potential impact on the entities that control Newco going forward. If the transaction qualifies as a recapitalization, this accounting method will simply allow Newco not to treat the transaction as a purchase for accounting purposes. Accordingly, we believe that no additional disclosure in response to this comment is necessary.

22.	Describe the reasons for the timing of the proposed merger. See Item 103(c) of Regulation M-A.

RESPONSE: The disclosure on page 35 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

Effect on Ownership Structure of West; Beneficial and Detrimental Effects, page 60

23.	See our comments above concerning the need to identify the members of management who will remain as equity holders of the company after the merger.

RESPONSE: The disclosure on pages 72 and 73 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

Financing – Debt Financing, page 62

24.	Update the disclosure about the terms of the senior facilities and the bridge facilities.

RESPONSE: We have been advised by Newco that the documentation governing the senior facilities and the bridge facilities will not be finalized until the closing of the transaction. Aside from the revisions on pages 65-66 of the Revised Proxy Statement, no additional updates to the debt financing section are available at this time. The Company will continue to update such disclosure with relevant information as it becomes available prior to circulating a definitive proxy statement to stockholders.

Securities and Exchange Commission

August 11, 2006

25.	Discuss plans to repay the sums borrowed to consummate this merger. See Item 1007(d)(2) of Regulation M-A.

RESPONSE: The disclosure on pages 65-66 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

Interests of Officers and Directors in the Merger, page 65

26.	See comment 6 above concerning the need to clarify and provide more detail about the actual anticipated amounts that may become due to corporate insiders as a result of this proposed merger. Do you expect that any members of senior management who have employment agreements with West will be terminated as a result of this transaction?

RESPONSE: The Company refers the Staff to the disclosure on pages 67-73 for a discussion of the amounts executive officers could potentially receive with respect to change of control and severance agreements and the Senior Management Transaction Bonus Plan, Senior Management Retention Plan and the acceleration of certain accounts under West’s Restated Nonqualified Deferred Compensation Plan, Executive Retirement Savings Plan and Employee 401(k) Retirement Plan. In addition, the Company has revised the disclosure with respect to the Retention of Management Shares in response to the Staff’s comment. Please see pages 72-73 of the Revised Proxy Statement.

The Company supplementally informs the Staff that it is not aware of any contemplated terminations of senior management as a result of the transaction.

Financial Projections, page 76

27.	Please summarize the material assumptions that form the basis for the projections disclosed in the proxy statement.

RESPONSE: The disclosure on pages 80 and 81 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

Terms of the Merger Agreement, page 78

28.	We note your disclosure in the paragraph on page 78 that the “merger agreement contains representations and warranties of Newco and West made to each other as of specific dates.” Please be advised that, notwithstanding this implied disclaimer about dates subsequent, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

Securities and Exchange Commission

August 11, 2006

RESPONSE: The Company acknowledges that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Revised Proxy Statement not misleading. The Company is not aware of any additional disclosures that are required to make the statements included in the Revised Proxy Statement not misleading.

With respect to the Staff’s comments relating to the Company, Gary and Mary West and Mr. Barker (collectively, the “Filing Persons”), each Filing Person has authorized us to advise the Staff as follows: (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing and (iii) the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the foregoing, the Revised Proxy Statement or Amendment No. 1, please contact Robert Verigan at (312) 853-4348 or the undersigned at (312) 853-2145.

Very truly yours,

/s/ Paul L. Choi

Paul L. Choi

cc:	Thomas B. Barker

David C. Mussman, Esq.

Frederick C. Lowinger, Esq.

Michael D. Goldman, Esq.

James C. Morphy, Esq.

Audra D. Cohen, Esq.

David C. Chapin, Esq.

Shari H. Wolkon, Esq.

Robert Wall, Esq.